U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*


   Hannon  Michael   R.
   (Last)  (First)  (Middle)


   c/o Chase Equity Associates, L.P.
   380 Madison Avenue
   (Street)

   New York  New York  10017
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Entercom Communications Corp. (ETM)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   November 1999

5. If Amendment, Date of Original (Month/Year)

   December 10, 1999

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------

Class A Common Stock           11/1/99      C               300,000      A      (2)                         I              (1)
Class A Common Stock           11/1/99     J(3)             300,000      D      (3)           0             I              (1)
Class A Common Stock           11/1/99     J(4)               1,167      A      (4)         1,167           D




                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------

Class C Common Stock                         (2)         11/1/99     C                           300,000        N/A         N/A


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Class C Common Stock            Class A Common Stock        300,000        N/A         1,395,669             I            (1)



Explanation of Responses:

(1) The shares of Class A Common Stock and Class C Common Stock are held of record by Chase Equity Associates, L.P. Mr. Hannon is a general partner of Chase Capital Partners, an affiliate of Chase Equity Associates, L.P. Mr. Hannon exercises shared investment and voting power with respect to such shares and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(2) The Class C Common Stock is convertible into Class A Common Stock on a 1:1 basis in accordance with the issuer's Certificate of Incorporation.
(3) These shares were distributed to the partners of Chase Equity Associates, L.P. and, accordingly, constitute a change in the form of beneficial ownership.
(4)  Shares acquired upon the distribution referred to in Note 3 above.



 /s/ Michael R. Hannon                         March 10, 2000
---------------------------------------    --------------------------
     Michael R. Hannon                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).